UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K

                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from            to


A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                      INDEX

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                     Page Number
                                                                     -----------

Independent Auditors' Report dated June 4, 1999                           3

Statements of Net Assets Available for Plan Benefits
 at December 31, 1998 and 1997                                            4

Statements of Changes in Net Assets Available for Plan
 Benefits for the Years Ended December 31, 1998, 1997
 and 1996                                                                 5

Notes to Financial Statements                                             6

Supplemental Schedule I - Schedule of Assets Held for
 Investment Purposes                                                      14

Supplemental Schedule II - Schedule of Reportable Transactions            15

Consent of Independent Auditors                                           16

Signature                                                                 17

                          Independent Auditors' Report
                          ----------------------------



The General Communication, Inc. Qualified
     Employee Stock Purchase Plan Trustees
General Communication, Inc. Qualified
     Employee Stock Purchase Plan


We have audited the accompanying statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year
period  ended   December  31,  1998.   These   financial   statements   are  the
responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan at December 31, 1998 and 1997, and the changes in those net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                 KPMG LLP

Anchorage, Alaska
June 4, 1999

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997

                                                                                    1998              1997
                                                                               ---------------   ---------------
Cash and cash equivalents (note 5)                                            $       217,275           322,862
                                                                               ---------------   ---------------

Investments (note 6):
  General Communication, Inc. common stock                                         11,465,427        14,212,992
  MCI WorldCom common stock                                                           700,711           300,547
  Tele-Communications, Inc. common stock                                              265,459           161,366
  Mutual fund investments                                                           3,152,174         2,992,635
  Participant notes receivable                                                        449,309           463,876
                                                                               ---------------   ---------------
                                                                                   16,033,080        18,131,416
                                                                               ---------------   ---------------
Contributions receivable:
  Employee                                                                            119,803            88,807
  Employer                                                                            645,730            76,891
                                                                               ---------------   ---------------
                                                                                      765,533           165,698

Investment income receivable                                                            2,087             2,959
                                                                               ---------------   ---------------

     Net assets available for plan benefits                                   $    17,017,975        18,622,935
                                                                               ===============   ===============

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Years Ended December 31, 1998, 1997 and 1996

                                                                          1998               1997              1996
                                                                    ---------------    ---------------    ---------------
Contributions:
    Employee                                                       $     2,654,679          2,184,207          1,170,538
    Employer                                                             2,327,352          1,717,527          1,033,618
    Rollover from cable entities (note 6)                                      ---          1,563,137                ---
                                                                    ---------------    ---------------    ---------------
                                                                         4,982,031          5,464,871          2,204,156
                                                                    ---------------    ---------------    ---------------

Investment income (notes 6 and 7):
    Interest income                                                         56,821             83,519             20,642
    Dividend income                                                         50,604             68,377              8,113
    Capital gains distributions                                            128,766            256,775                ---
    Net realized losses on investments                                    (14,354)          (267,048)                ---
    Net change in unrealized appreciation (depreciation) of
      investments                                                      (6,245,276)        (2,495,729)          5,550,089
                                                                    ---------------    ---------------    ---------------
                                                                       (6,023,439)        (2,354,106)          5,578,844
                                                                    ---------------    ---------------    ---------------

       Increase (decrease) in net assets available for plan
         benefits                                                      (1,041,408)          3,110,765          7,783,000

Employee withdrawals                                                       563,552          1,375,412            799,994
                                                                    ---------------    ---------------    ---------------

       Net increase (decrease) in net assets available for plan
         benefits                                                      (1,604,960)          1,735,353          6,983,006

Net assets available for plan benefits at beginning of period           18,622,935         16,887,582          9,904,576
                                                                    ---------------    ---------------    ---------------


       Net assets available for plan benefits at end of period     $    17,017,975         18,622,935         16,887,582
                                                                    ===============    ===============    ===============

See accompanying notes to financial statements.

                          GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS


(1)      Description of Plan

         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. Affiliated companies include GCI, Inc., GCI Holdings, Inc., GCI Communication Corp., GCI Communication Services, Inc., GCI Leasing Co., Inc., GCI Cable, Inc., GCI Cable/Fairbanks, Inc., GCI Cable/Juneau, Inc., GCI Transport Co., Inc., GCI Fiber Co., Inc., Fiber Hold Company, Inc. and Alaska United Fiber System Partnership.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions  ("before-tax  contributions")
                   which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution; or,

               (2) Non-qualified     Voluntary     Contributions     ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 10% of such compensation up to a maximum of $10,000 in 1998 and $9,500 in 1997 and 1996; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions. The Company may match employee salary reduction and after-tax contributions in any amount determined by the Company's Board of Directors each year, but not more than 10% of any one employee's compensation will be matched in any pay period.
            Forfeitures will be allocated along with the Company matching contributions. All matching contributions are invested in GCI Class A or Class B common stock. The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 25% of any employee's compensation (determined after salary reduction) for any year, or $30,000. Compensation considered for all Plan purposes is subject to a compensation ceiling of $160,000 for 1998 and 1997 and $150,000 for 1996.

            Employee contributions invested in GCI Class A and Class B common stock may receive up to 100% matching, as determined by the Company's Board of Directors each year, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock may receive up to 50% matching, as determined by the Company's Board of Directors each year, in GCI Class A and Class B common stock.

            Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of GCI common stock distributions, upon the eventual disposition of the stock.


                                       6                            (Continued)

                         GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS


            Participant Accounts
            Each participant account is credited with the participant's contributions, the employer matching contributions, allocations of Plan earnings and forfeitures. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted average account balance (excluding Company common stock) as a proportion of total weighted average account balances (excluding Company common stock) during the calendar quarter. Earnings on Company common stock are allocated to the accounts holding such Company common stock, based upon the number of shares held by each participant account at the end of the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Account and Non-qualified Voluntary Account is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company Matching Account is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

                                  Years of Service           Vested Percentage
                          -------------------------------  ---------------------
                          Less than 1                               0%
                          1 or more but less than 2                20%
                          2 or more but less than 3                30%
                          3 or more but less than 4                45%
                          4 or more but less than 5                60%
                          5 or more but less than 6                80%
                          6 or more                               100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

            A participant's interest in the Company Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies, or (iii) becomes totally and permanently disabled. A participant's interest in the Company Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to
            Company matching contributions which has not vested will be forfeited. All amounts so forfeited will be allocated along with the employer matching contribution to the remaining participating employees during the first calendar quarter after the end of the year in which the forfeitures occur. Forfeitures are immaterial to the financial statements as a whole and are not accrued at year end.



                                       7                            (Continued)

                          GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS


            Participant Notes Receivable
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to
            (from) the appropriate investment fund from (to) the participants' notes receivable. Loan terms range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at National Bank of Alaska's prime rate plus 2%, fixed at the loan date. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies

         The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. Plan investments are stated at current fair market value.

         In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to/from net assets for the period. Actual results could differ from those estimates and assumptions.

         The current value of GCI Class A common stock, MCI WorldCom common stock, Tele-Communications, Inc. Series A TCI Ventures Group common stock, TCI Satellite Entertainment, Inc. Series A common stock and Tele-Communications, Inc. Series A TCI Group common stock (collectively "TCI") is based on the average of the closing bid and ask prices as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. GCI Class B common stock is traded on the Over-the-Counter market. GCI Class B common stock is convertible share-for-share into GCI Class A common stock and is valued the same as GCI Class A common stock. Mutual fund investments are carried at fair market value, as determined by individual fund management, based upon quoted market prices.

         Sales of securities are recorded on a trade-date basis. The cost of GCI securities purchased is determined using the average cost method. The cost of all other securities purchased is on a trade-date basis.

(3)      Administration of Plan Assets

         The Heintzberger Company ("Recordkeeper") is recordkeeper of the Plan and National Bank of Alaska ("Trustee") is trustee of the Plan. Administrative expenses related to the Plan are paid directly by the Company to the Recordkeeper and the Trustee. Company employees continue to provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination

         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Company Matching Account.

         In June 1998 the Plan was amended and restated effective January 1998 requiring all hardship withdrawals be made only in a cash lump sum and allowing hardship withdrawals of rollover contributions without the temporary suspension of participant contributions and without the requirement that the participant exhaust all other resources prior to obtaining a hardship withdrawal of rollover contributions.



                                       8                            (Continued)

                          GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS


 (5)     Cash and Cash Equivalents

         Included in cash and cash equivalents are interest bearing certificates of deposit. Cash and cash equivalents at December 31, 1998 and 1997 include restricted cash of $111,269 and $107,431, respectively. This cash has been restricted by participants from use in purchasing stock or other investments.

(6)      Investments

         Investment choices offered to Plan participants follow:

              GCI  Stock  Fund - a fund  invested  in  shares of GCI Class A and
                Class B common stock.

              MCI  WorldCom  Stock  Fund  - a fund  invested  in  shares  of MCI
                WorldCom common stock. Prior to September 14, 1998 the Plan allowed participants to invest in MCI Communications Corp. (MCI) Class A common stock. On September 14, 1998 WorldCom, Inc. acquired MCI and subsequently converted each share of MCI Class A common stock into MCI WorldCom common stock.

              TCI Stock Fund - a fund  invested in shares of TCI Group  Series A common stock, TCI Series A Ventures Group common stock and TCI Satellite Entertainment, Inc. Series A common stock.

              Mutual Funds:
                Fidelity Puritan Fund ("Fidelity") - a mutual fund seeking high income with preservation of capital by investing in a broadly diversified portfolio of securities.

                Heartland Value Fund ("Heartland") - a mutual fund seeking long term capital appreciation through investment in small company stocks selected on a value basis.

                Meridian Fund ("Meridian") - a mutual fund seeking long-term growth of capital through investments in small and medium sized companies considered to be experiencing above-average growth in revenue and earnings.

                Neuberger Berman Guardian Fund ("Neuberger") - a mutual fund seeking primarily capital appreciation and secondarily current income through investment in a large number of common stocks of long-established, high quality companies.

                Vanguard Short-term Corporate Fund ("Vanguard") - a mutual fund seeking to provide investors with a high level of income consistent with maintenance of principle and liquidity with primary investments in investment grade corporate debt securities, federal, state and municipal agency obligations, certificates of deposit and commercial paper.



                                       9                            (Continued)

                          GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS


         Changes in investments by investment account and other items on the Statements of Net Assets Available for Plan Benefits for the years ended December 31, 1998, 1997 and 1996 follow:

                              Balance                                                                    Balance
                           December 31,     Contri-     Investment                      Employee      December 31,
                               1997         butions       Income        Transfers      Withdrawals        1998
                           -------------  -----------  -------------  -------------  ---------------  -------------
              1998
              ----
         Cash & cash
          equivalents     $     322,862          ---         10,298      (115,885)              ---        217,275
                           -------------  -----------  -------------  -------------  ---------------  -------------

         Investments:
          GCI                14,212,992    3,931,974    (6,428,955)        212,930        (463,514)     11,465,427
          MCI WorldCom          300,547       69,914        355,976        (6,663)         (19,063)        700,711
          TCI                   161,366       21,223        129,204       (44,055)          (2,279)        265,459
                           -------------  -----------  -------------  -------------  ---------------  -------------
          Mutual funds:
           Fidelity             367,098       82,819         74,956         41,385         (34,395)        531,863
           Heartland          1,035,690      177,135      (138,222)       (40,457)         (71,567)        962,579
           Meridian             327,503       91,409         10,060        (5,806)         (49,139)        374,027
           Neuberger            734,006      150,957      (112,074)         99,540         (64,620)        807,809
           Vanguard             528,338       92,135         29,305      (140,989)         (32,893)        475,896
                           -------------  -----------  -------------  -------------  ---------------  -------------
                              2,992,635      594,455      (135,975)       (46,327)        (252,614)      3,152,174
         Participant
          notes
          receivable            463,876    (235,370)         46,885            ---          173,918        449,309
                           -------------  -----------  -------------  -------------  ---------------  -------------
          Total
           investments       18,131,416    4,382,196    (6,032,865)        115,885        (563,552)     16,033,080
                           -------------  -----------  -------------  -------------  ---------------  -------------

         Contributions
          receivable:
           Employee              88,807       30,996            ---            ---              ---        119,803
           Employer              76,891      568,839            ---            ---              ---        645,730
                           -------------  -----------  -------------  -------------  ---------------  -------------
                                165,698      599,835            ---            ---              ---        765,533

         Investment
          income
          receivable              2,959          ---          (872)            ---              ---          2,087
                           -------------  -----------  -------------  -------------  ---------------  -------------

                          $  18,622,935    4,982,031    (6,023,439)            ---        (563,552)     17,017,975
                           =============  ===========  =============  =============  ===============  ============



                                       10                            (Continued)

                          GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS


                              Balance                    Rollover                                                    Balance
                           December 31,     Contri-     from Cable   Investment                      Employee      December, 31
                               1996         butions      Entities      Income        Transfers      Withdrawals        1997
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------
              1997
              ----
         Cash & cash
          equivalents     $     462,139          ---           ---        25,474       (164,751)             ---        322,862
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------

         Investments:
          GCI                15,710,456    3,409,099       857,261   (2,651,497)     (1,578,963)     (1,533,364)     14,212,992
          MCI                    31,707       63,606        53,778        32,513         136,108        (17,165)        300,547
          TCI                     9,057       16,104        12,456        59,272          68,854         (4,377)        161,366
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------
          Mutual funds:
           Fidelity              34,028       74,753        78,461        24,578         167,732        (12,454)        367,098
           Heartland            108,020      158,854       176,935        51,318         564,251        (23,688)      1,035,690
           Meridian              42,834      102,755        81,639        24,264          82,708         (6,697)        327,503
           Neuberger             61,674      152,623       176,542        22,149         329,451         (8,433)        734,006
           Vanguard               9,060       43,551        79,023        13,623         394,610        (11,529)        528,338
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------
                                255,616      532,536       592,600       135,932       1,538,752        (62,801)      2,992,635
         Participant
          notes
          receivable            306,343    (175,304)        47,042        43,500             ---         242,295        463,876
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------
          Total
           investments       16,313,179    3,846,041     1,563,137   (2,380,280)         164,751     (1,375,412)     18,131,416
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------

         Contributions
          receivable:
           Employee              57,870       30,937           ---           ---             ---             ---         88,807
           Employer              52,135       24,756           ---           ---             ---             ---         76,891
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------
                                110,005       55,693           ---           ---             ---             ---        165,698

         Investment
          income
          receivable              2,259          ---           ---           700             ---             ---          2,959
                           -------------  -----------  ------------ -------------  --------------  --------------  -------------

                          $  16,887,582    3,901,734     1,563,137   (2,354,106)             ---     (1,375,412)     18,622,935
                           =============  ===========  ============ =============  ==============  ==============  =============



                                       11                            (Continued)

                          GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS



                              Balance                                                                    Balance
                           December 31,     Contri-     Investment                      Employee      December 31,
                               1995         butions       Income        Transfers      Withdrawals        1996
                           -------------  -----------  -------------  -------------  ---------------  -------------
              1996
              ----
         Cash & cash
          equivalents     $     206,453      228,106         35,644        (8,064)              ---        462,139
                           -------------  -----------  -------------  -------------  ---------------  -------------

         Investments:
          GCI                  9,566350    1,379,172      5,510,018            ---        (745,084)     15,710,456
          MCI                    10,189       31,345          5,369       (12,614)          (2,582)         31,707
          TCI                     3,578       12,607        (3,074)        (3,332)            (722)          9,057
                           -------------  -----------  -------------  -------------  ---------------  -------------
          Mutual funds:
           Fidelity              11,049       21,410          3,381            ---          (1,812)         34,028
           Heartland             26,669       79,936          8,090             57          (6,732)        108,020
           Meridian              12,279       32,214          1,507            131          (3,297)         42,834
           Neuberger             12,138       49,432          4,654        (2,985)          (1,565)         61,674
           Vanguard               2,332        6,775            282            ---            (329)          9,060
                           -------------  -----------  -------------  -------------  ---------------  -------------
                                 64,467      189,767         17,914        (2,797)         (13,735)        255,616
         Participant
          notes
          receivable                ---      306,693         10,714         26,807         (37,871)        306,343
                           -------------  -----------  -------------  -------------  ---------------  -------------
          Total
           investments        9,644,584    1,919,584      5,540,941          8,064        (799,994)     16,313,179
                           -------------  -----------  -------------  -------------  ---------------  -------------

         Contributions
          receivable:
           Employee              27,518       20,352            ---            ---              ---         57,870
           Employer              25,328       26,807            ---            ---              ---         52,135
                           -------------  -----------  -------------  -------------  ---------------  -------------
                                 52,846       57,159            ---            ---              ---        110,005

         Investment
          income
          receivable                693        (693)          2,259            ---              ---          2,259
                           -------------  -----------  -------------  -------------  ---------------  -------------

                          $   9,904,576    2,204,156      5,578,844            ---        (799,994)     16,887,582
                           =============  ===========  =============  =============  ===============  =============

         During the second quarter of 1997, participants were allowed to make a one-time transfer of their investment in GCI Class A and B common stock to another investment choice(s) offered by the Plan.

         Effective October 31, 1996, GCI acquired seven Alaska cable television companies ("Cable Systems"). During 1997, the 401(k) accounts of those employees previously employed by the Cable Systems and currently employed by GCI were rolled into the Plan. Contributions from the Cable Systems' rollovers totaled $1,563,137.

         At December 31, 1998 and 1997 the GCI Class A and Class B common stock price was $4.0313 and $6.6875, respectively. At June 4, 1999 the GCI Class A and Class B common stock price was $5.0000. Stock value is based upon fluctuating market demand.

         In March 1999 TCI merged with AT&T. Subsequent to the merger each share of TCI Group Series A common stock was converted into 0.7757 share of AT&T common stock and each share of TCI Series A Ventures Group common stock was converted into 0.52 share of the newly created Liberty Media Group Class A common stock. TCI Satellite Entertainment, Inc. was not included in the AT&T and TCI merger, therefore its stock was not converted.



                                       12                            (Continued)

                          GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS


         Investments  which  represent  5% or more of the  Plan's  net assets at
         December 31, 1998 and 1997 follow:
                                                                         1998              1997
                                                                     --------------    --------------
                  GCI Class A and Class B common stock              $  12,111,157        14,212,992
                  Heartland                                               962,597         1,035,690

         Employees may elect to participate in more than one fund. The following table summarizes the number of employees  participating in each fund at
         December 31:
                                                       1998       1997       1996
                                                     --------   --------    -------
                  GCI Stock Fund                          699        578        345
                  MCI WorldCom Stock Fund                 122         92         46
                  TCI Stock Fund                           58         40         23
                  Fidelity                                106         81         34
                  Heartland                               200        163         67
                  Meridian                                125         98         40
                  Neuberger                               168        135         41
                  Vanguard                                 75         62         16
                                                     --------   --------    -------
                                                        1,553      1,249        612
                                                     ========   ========    =======

(7)      Gross Unrealized Appreciation (Depreciation) of Investments

         The gross  unrealized  appreciation  (depreciation)  of Plan  assets at
         December 31 was as follows:
                                                             1998            1997            1996
                                                        --------------   -------------   -------------
                  GCI Stock Fund                       $  (1,339,593)       5,981,174       9,160,059
                  MCI WorldCom Stock Fund                     380,711          26,819           5,731
                  TCI Stock Fund                              165,721          49,915         (2,955)
                  Mutual fund investments                   (451,680)       (183,322)           7,933
                                                        --------------   -------------   -------------
                                                       $  (1,244,841)       5,874,586       9,170,768
                                                        ==============   =============   =============

(8)      Income Taxes

         The Plan is qualified under Section 401(a) of the Code pursuant to a tax determination letter obtained from the Internal Revenue Service ("IRS"). The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

         In December 1994, an application was submitted to the IRS for a determination as to the Plan's qualification status under Section 401(a) of the Code associated with Plan changes for TRA '86, investment diversification and modification of the employer matching contribution percentage. On March 13, 1996 the IRS issued a determination letter stating that these amendments to the Plan meet the requirements of section 401(a) of the Code.

         The amendments to the Plan subsequent to March 13, 1996 are not potentially disqualifying amendments and therefore the Plan has not requested an updated determination letter. The IRS requires a new determination letter for all amendments made after 1997 be obtained by December 31, 2000, the Plan intends to obtain a new determination letter by December 31, 2000.

                                                         Supplemental Schedule I

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                Identity of Issue                            Description of Investment               Cost          Current Value
-------------------------------------------------    ----------------------------------------    -------------     -------------
General Communication, Inc *                         2,844,137 shares of Class A and Class B
                                                        common stock                            $  12,805,020        11,465,427

MCI WorldCom *                                       9,766 shares of common stock                     320,000           700,711
                                                                                                 -------------     -------------

TCI Group Series A                                   4,156 shares of common stock                      86,829           229,881
TCI Series A Ventures Group                          1,506 shares of common stock                      11,871            35,486
TCI Satellite Entertainment, Inc. Series A           64 shares of common stock                          1,038                92
                                                                                                 -------------     -------------
                                                                                                       99,738           265,459
                                                                                                 -------------     -------------

Mutual fund investments:
   Heartland Value Fund                              32,864 shares                                  1,169,429           962,579
   Neuberger & Berman Guardian Fund                  36,030 shares                                  1,011,943           807,809
   Vanguard Short-term Corporate Bond Fund           43,902 shares                                    473,078           475,896
   Fidelity Puritan Trust Fund                       26,527 shares                                    500,448           531,863
   Meridian Fund                                     15,398 shares                                    448,956           374,027
                                                                                                 -------------     -------------
                                                                                                    3,603,854         3,152,174

Participant notes receivable                                                                          449,309           449,309
                                                                                                 -------------     -------------

     Investments at December 31, 1998                                                           $  17,277,921        16,033,080
                                                                                                 =============     =============

* Party-in-interest

                                                        Supplemental Schedule II

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                 Item 27d - Schedule of Reportable Transactions

                                December 31, 1998

                                                                                      Current
                                                                                      Value of
                                                                                      Asset on
                                        Purchase       Selling                      Transaction      Net Gain
       Description of Asset              Price          Price       Cost of Asset       Date          (Loss)
----------------------------------    -----------    -----------    -------------   -----------    ------------
GCI Class A & B common stock -
   series of purchase transactions   $ 2,249,122            ---       2,249,122      2,249,122             ---

Federated Government Obligation
   Fund #5 - series of purchase
   transactions                        2,396,912            ---       2,396,912      2,396,912             ---

Federated Government Obligation
   Fund #5 - series of sales
   transactions                        2,484,658      2,484,658       2,484,658      2,484,658             ---

                                                                         Exhibit


                         CONSENT OF INDEPENDENT AUDITORS



The General Communication, Inc. Qualified
      Employee Stock Purchase Plan Trustees
General Communication, Inc. Qualified
      Employee Stock Purchase Plan


We consent to incorporation by reference in the Form S-8 Registration Statement (No. 33-66877) of our report dated June 4, 1999 related to the statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 11-K of General Communication, Inc. Qualified Employee Stock Purchase Plan.





                                                   KPMG LLP



June 4, 1999

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GENERAL COMMUNICATION, INC.
                                            QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

              Signature                                         Title                                Date
--------------------------------------      --------------------------------------------      ------------------

/s/                                         Plan Administrator                                   June 18, 1999
--------------------------------------
Alfred J. Walker



                                       17